UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ROBLOX CORPORATION
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

771049 103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 771049 103
1.	Names of Reporting Person. David Baszucki
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 50,539,169
	6.	Shared Voting Power 13,148,474
	7.	Sole Dispositive Power 50,539,169
	8.	Shared Dispositive Power 13,148,474
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,687,643(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 375,000 shares of Class A common stock and 12,773,474 shares of Class B common stock held of record by the 2020 David Baszucki Gift Trust for which Mr. Baszucki’s spouse serves as the party who exercises voting and investment control, 1,312,500 shares of Class A common stock and 25,790,354 shares of Class B common stock held of record by The Freedom Revocable Trust dated February 28, 2017, as amended for which Mr. Baszucki serves as trustee and exercises voting and investment control, 750,000 shares of Class A common stock and 12,773,474 shares of Class B common stock held of record by the 2020 Jan Baszucki Gift Trust for which Mr. Baszucki serves as the party who exercises voting and investment control, 9,912,840 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of December 31, 2021, and one share of Class A common stock held of record by Mr. Baszucki.

(2)	Percentage ownership based on 527,498,341 shares of Class A common stock of the Issuer outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021, and assumes that the 9,912,840 shares of Class A common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

CUSIP No. 771049 103
1.	Name of Reporting Person: The Freedom Revocable Trust dtd 02/28/2017
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 27,102,854
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,102,854
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,687,643
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 12.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Percentage ownership based on 527,498,341 shares of Class A common stock of the Issuer outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 771049 103
1.	Name of Reporting Person: 2020 David Baszucki Gift Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,148,474
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,148,474
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,687,643
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 12.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Percentage ownership based on 527,498,341 shares of Class A common stock of the Issuer outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 771049 103
1.	Name of Reporting Person: 2020 Jan Baszucki Gift Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,523,474
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,523,474
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,687,643
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 12.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Percentage ownership based on 527,498,341 shares of Class A common stock of the Issuer outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 1.

(a)	Name of Issuer:

Roblox Corporation

(b)	Address of Issuer’s Principal Executive Offices:

970 Park Place

San Mateo, California 94403

Item 2.

(a)	Name of Person Filing:

Each of the following is a reporting person (“Reporting Person”):

David Baszucki

The Freedom Revocable Trust dated February 28, 2017 as amended

2020 David Baszucki Gift Trust

2020 Jan Baszucki Gift Trust

(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Mr. Baszucki and The Freedom Revocable Trust dtd 02/28/2017 is:

c/o Roblox Corporation

970 Park Place

San Mateo, California 94403

The address for the principal business office of the 2020 David Baszucki Gift Trust and the 2020 Jan Baszucki Gift Trust is:

c/o Bessemer Trust Company of Delaware, N.A., Trustee

20 Montchanin Road, Suite 1500

Wilmington, DE 19807

(c)	Citizenship of Natural Persons and Corporations:

Reference is made to the response to item 4 on each of pages 2-5 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

(e)	CUSIP Number:

771049 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 5 of this Schedule, which responses are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

DAVID BASZUCKI

/s/ David Baszucki

THE FREEDOM REVOCABLE TRUST DATED FEBRUARY 28, 2017

By:	/s/ David Baszucki

Name:	David Baszucki

Title:	Trustee

2020 DAVID BASZUCKI GIFT TRUST

By:	/s/ Julia Coombs

Name:	Julia Coombs

Title:	Principal, Senior Trust Officer/Assistant Fiduciary Counsel

2020 JAN BASZUCKI GIFT TRUST

By:	/s/ Julia Coombs

Name:	Julia Coombs

Title:	Principal, Senior Trust Officer/Assistant Fiduciary Counsel

Exhibit Index

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10

Exhibit A

Joint Filing Agreement

This joint filing agreement (this “Agreement”) is made and entered into as of February 14, 2022, by and among David Baszucki, The Freedom Revocable Trust dtd 02/28/2017, 2020 David Baszucki Gift Trust and the 2020 Jan Baszucki Gift Trust.

The parties to this Agreement agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D or Schedule 13G, and any and all amendments thereto, and any other document relating thereto required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

DAVID BASZUCKI

/s/ David Baszucki

THE FREEDOM REVOCABLE TRUST DATED FEBRUARY 28, 2017

By:	/s/ David Baszucki

Name:	David Baszucki

Title:	Trustee

2020 DAVID BASZUCKI GIFT TRUST

By:	/s/ Julia Coombs

Name:	Julia Coombs

Title:	Principal, Senior Trust Officer/Assistant Fiduciary Counsel

2020 JAN BASZUCKI GIFT TRUST

By:	/s/ Julia Coombs

Name:	Julia Coombs

Title:	Principal, Senior Trust Officer/Assistant Fiduciary Counsel